Contact

www.linkedin.com/in/jon-glick-2444875a (LinkedIn)

Top Skills

Marketing Strategy
Merchandising
Budgets

Jon Glick

Chief Executive Officer at CHAY Brands, LLC.
Greater Chicago Area

Experience

CHAY Spirits, LLC

Chief Executive Officer
August 2021 - Present (4 years 7 months)

Chay Brands, LLC

Chairman and Co Manager
August 2021 - Present (4 years 7 months)

IPBG Food Group, LLC

Chairman/ CEO
March 2018 - November 2021 (3 years 9 months)

Education

Tulane University